Amendment To Mineral Lease and Option Agreement

This agreement (Amendment Agreement) is made and entered into by and among NAMMCO ("NAMMCO") and Austin American Corporation ("Austin NV").

RECITALS:

A. WHEREAS NAMMCO and Austin NV are party to a Mineral Lease and Option Agreement (the "Agreement") dated November 1, 2020 on the Lone Mountain Project;

B. WHEREAS NAMMCO and Austin NV desire to amend certain terms of the Agreement;

C. NOW THEREFORE in consideration of the mutual covenants and promises herein contained, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties agree as follows:

1. **Section 3.b. of the Agreement shall be deleted in its entirety and replaced with the following:**

"a. Work Commitments. Lessee shall fulfill the following minimum work commitments on the Premises on or before the dates in the following schedule:

Performance Date	Annual Amount
September 1, 2021	$ 0
September 1, 2022	$ 400,000
September 1, 2023	$ 300,000
September 1, 2024	$ 300,000
September 1, 2025 and each year thereafter	$ 400,000

The work commitment by September 2022 is a firm commitment. Work completed that exceeds the minimum requirement for a given year may be applied to requirements stipulated for subsequent years. If Lessee doesn't spend the required amount of money on the Premises in a given year, then Lessee can make up the difference through a cash payment to the Lessor. Lessee shall have the option and right, exercisable in Lessee's sole and exclusive discretion, to elect to pay Lessor in cash an amount equal to the difference between expenditures actually incurred and the amount described above for the period. The work commitment terminates when $1,800,000 has been expended on the property. Work commitments shall not be deducted against the production royalty.

The nature, place and conduct of work shall be at the sole discretion of the Lessee and may be performed on or off the Premises, so long as such work benefits the exploration, development or mining of the Premises. The amount of the expenditures shall be determined by the direct cost to the Lessee of work performed by Lessee or independent contractors, including the salaries, expenses and benefits burden of Lessee's employees performing work, and the reasonable cost of equipment rentals. Any amounts paid as claim maintenance fees for the unpatented mining claims payments shall not be considered as applicable toward work requirements hereunder. Lessee shall provide an annual report of the work performed on the lands subject to this agreement and the associated costs of each activity."

2. **Except as amended by this Amendment Agreement the Agreement remains effective and in good standing.** All the other Sections and Clauses of the Agreement will remain in full force and effect.

This Amendment Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement. A facsimile, photocopy or scanned copy of this Agreement as executed by one or both parties shall be duly executed and binding upon the signing parties, and shall be deemed to be delivered upon delivery by facsimile, e-mail, courier, mail or personal delivery.

If any part, term or provision of this Amendment Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any governmental regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Amendment Agreement did not contain the particular part, term or provision held to be invalid.

Executed effective on April 29, 2021.

NAMMCO

By______________________________

Name Robert Kirkwood

Title Manager

Austin American Corporation

By______________________________

Name Dennis Higgs

Title Treasurer